New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel

May 14, 2021

Re:	Bilander Acquisition Corp. Registration Statement on Form S-1 Filed February 23, 2021 File No. 333-253419

Ms. Irene Barberena-Meissner

Ms. Loan Lauren Nguyen

Mr. Gus Rodriguez

Mr. Yong Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Irene Barberena-Meissner:

On behalf of Bilander Acquisition Corp., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated May 10, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter. Amendment No. 3 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 3.

Ms. Irene Barberena-Meissner Division of Corporation Finance U.S. Securities and Exchange Commission	2	May 14, 2021

Amendment No. 2 to Registration Statement on Form S-1 filed on April 30, 2021

Preliminary Prospectus, page 1

1.	In the fifth paragraph you state that 1,250,000 sponsor shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is not exercised. Other portions of your document state that the forfeiture is 750,000 shares. Please revise for consistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 3.

The Offering, Election of directors; voting rights, page 17

2.	Please disclose here and in an appropriate risk factor that your sponsor will be entitled to nominate three individuals for election to the Company’s board of directors, as long as your sponsor holds any securities covered by the registration and stockholder rights agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 47 of Amendment No. 3.

Please do not hesitate to contact me at (212) 450-4463, (212) 701-5463 (fax) or yan.zhang@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Yan Zhang

Yan Zhang

cc.	Scott W. Wagner, Chief Executive Officer

Rufina A. Adams, Chief Financial Officer and Secretary

Bilander Acquisition Corp.

Samir A. Gandhi, Esq.

Michael P. Heinz, Esq.

Keith B. DeLeon, Esq.

Sidley Austin LLP